VIA EDGAR AND EMAIL

May 20, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director

Re:	China Energy Technology Corp., LTD.
Form 8-K

Filed March 31, 2015

File No. 000-55001

Dear Mr. Spirgel:

On behalf of our client, China Energy Technology Corp., Ltd. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Quan Ji Chief Executive Officer of the Company, dated April 23, 2015 (the “Letter”). The Company concurrently is filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2015.

General

1.	Please file executed copies of all agreements. You may wish to refer to Item 601 of Regulation S-K.

RESPONSE:	The Company has revised the Amendment to include conformed, executed copies of all of the exhibit agreements.

2.	We note your disclosures beginning on page 23 regarding the potential risks associated with conducting your business through VIE contractual arrangements. Please tell us which entity or individual(s) has possession and control over your corporate chops, seal or other controlling intangible assets. Describe the internal controls over safeguarding these assets against unauthorized access including those individuals that have custody and authorized access to them. In the absence of related safeguards, tell us what consideration you gave to any impact on your internal controls. Tell us what consideration you gave to including a separate risk factor discussion to describe the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

RESPONSE:	According to the Company and as set forth in a Company corporate chops written policy, the corporate chops are safely kept by authorized personnel in the Company’s administrative and accounting departments and can be used only with the authorization of the Company’s general manager and chief financial officer. Any staff member that needs to use the corporate chops for a specific purpose must obtain written consent from an authorized person. The staff member must fill out and sign a registration form indicating the name of the member, the date, the name of the person authorizing the use of the chops, the reason for using the chops and the specific category of chops being used. The chops can only be used in front of the chops safe keeper who is appointed by the general manager and witnesses the use of the chops, stays with the chops at all times and keeps the chops in a locked box in a locked room to which only the authorized persons have access. The Company has decided to include a risk factor relating to its corporate chops in the Amendment.

3.	Please revise your disclosure to identify your PRC operating companies as entities rather than subsidiaries.

RESPONSE:	The Company has revised the Amendment where applicable to identify Anhui Renrenjia Solar Co. Ltd. as an entity (VIE) rather than a subsidiary. Anhui Zhijia Cornerstone Electronics Technology Co., Ltd. is correctly referred to as a subsidiary.

Description of Business

Corporate History and Structure of our PRC Operations, page 8

4.	We note your disclosure that you operate your business through consolidated affiliate entities because of PRC legal restrictions and qualification requirements. Please supplementally advise us on the basis for this restriction. It would appear from the Catalogue for the Guidance of Foreign Investment Industries your operations are not in a restricted or prohibited category.

RESPONSE:	The Company has confirmed that the Company’s operations in China are not in a restricted or prohibited category. We have revised the Amendment where applicable to remove the references to any such industry restrictions and to explain why the VIE structure was chosen.

Product Description, page 12

5.	We note that you listed “Photovoltaic” as one of the products on your website. We also note that the Chinese version of your website listed several other products such as water and air purifiers. In this regard, please include these products in your product description and tell us whether you have any revenue generated from those products.

RESPONSE:	In response to this comment, the Company has revised its disclosure in the Amendment under the section titled “Description of Business – Energy Heating and Other Products.”

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Risk Factors

If the PRC Government…, page 24

6.	Please revise your summary to discuss briefly the material terms of the draft Foreign Investment Law released by MOFCOM On January 19, 2015, for public comment and its potential effects on your business structure and operations.

RESPONSE:	The Company has revised the Amendment to include in the referenced risk factor a brief discussion of the proposed draft of the Foreign Investment Law and its potential impact on the Company’s business in China.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Results of Operations, page 33

7.	We note on the Company’s website that you have sold products to South Africa, Dubai, Germany, Italy and other European markets since 2013. Please revise your disclosure to tell us how much of your revenue was generated from international sales and managements plans for this aspect of the business.

RESPONSE:	The Company has revised the Amendment to disclose the current status of sales of our products outside of the PRC and our future plans in this regard. Please note that all changes in the MD&A section of the Amendment reflect the update of the entire MD&A for the period ended December 31, 2014.

Results of Operations for the Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013, page 34

8.	With respect to the revenue analysis, you indicated that the business model has been shifted from a residential business to a multi-unit real estate developer installing business in FY 2014. Please discuss further how this change impacts your revenue during the year. If appropriate, please quantify how much revenue was generated from the new and old business models, respectively. Please also expand your discussion to quantify the changes in the sales price and volumes of product sold.

RESPONSE:	The Company has revised the Amendment to disclose the requested information.

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Results of Operations for the Year ended December 31, 2013 Compared to the Year ended December 31, 2012, page 35

9.	We note you indicate in FY 2012 total units sold were 11,191 which generated total revenue of $4,900,041. This implies an average unit price of $438, which is significantly higher than your disclosed price of $179-$212. Please reconcile this apparent discrepancy for us and explain on page 36.

RESPONSE:	The Company has indicated that the dollar amounts “$179-$212” represent the actual unit cost figures rather than product price numbers. According to the Company, the market price numbers in 2012 were $440 - $665. Because the MD&A in the Amendment has been updated to reflect the comparison between fiscal year 2014 versus 2013, the original discussion relating to 2012 is no longer disclosed in the Amendment. The Company has added a footnote on page 32 to indicate the correct numbers for 2012.

Liquidity and Capital Resources, page 41

10.	If applicable, disclose the nature of any financial covenants and restrictions on bank loans and whether you are in compliance of such covenants for all periods presented.

RESPONSE:	The Company has revised the Amendment to disclose the requested information at the bottom of the second paragraph of the “Capital Resources” section of the MD&A.

11.	We note you generated approximately $7.6 million of cash from financing activities during FY 2013. You indicated on the cash flow statement that $7.1million was provided by additional paid in capital. In light of the significance of the balance, please expand your disclosure to discuss the nature of this transaction and describe how this equity transaction provided cash to the Company during the year.

RESPONSE:	The Company has expanded the disclosure in the Amendment regarding this item.

Certain Relationships and Related Transactions

Related Party Transactions, page 50

12.	We note your disclosure that a Shareholder Repayment Plan dated December 1, 2014 has been included as Exhibit 10.13 to the filing. Please revise your disclosure on page 51 to correctly identify the Repayment Plan as Exhibit 10.14 as indicated in your Exhibit Table and as filed with your 8-K.

RESPONSE:	The Company has revised the Amendment to correct the exhibit reference.

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Audited Financial Statements as of December 31, 2013 and 2012

Financial Statements, page F-1 to F-6

13.	Please file the audited financial statements of Anhui Renrenjia Solar Co. Ltd for the year ended December 31, 2014 and update the pro forma financial statements through such period.

RESPONSE:	The Company has provided the required audited financial statements and updated pro formas through December 31, 2014.

14.	Please disclose earning per share data on the face of your income statements.

RESPONSE:	Because Anhui Renrenjia Solar Co., Ltd., the company for which financial statements are presented in the Amendment, is a limited liability company organized under the laws of China, it does not have shares of capital stock. As such, per share date cannot be provided. The Company has provided, however, per share data in the pro forma financial statements in the Amendment.

Balance Sheets, page F-3

15.	We note on page 38 that “Due from related parties” represents funds owed to you by your principal shareholders. In this regard, tell us how you considered presenting the amount due from related parties as deduction from equity. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff’s views concerning this subject.

RESPONSE:	The Company has indicated that according to SAB Topic 4E, receivables from an officer or director need not be deducted from equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statement. Certain amounts owed and payable to suppliers and trade partners were paid by the Company through the personal bank accounts of principle shareholders and these amounts were not recorded as deductions from equity. Excess funds in the bank accounts of the principal shareholders were borrowed by them for their personal use. Therefore, an adjustment of $8,703,220 due from related parties was made as a deduction from equity in December 31, 2014, and the Company has reflected this in its balance sheet and Cash flow statement and related financial statement notes and MD&A as of December 31, 2014.

Statements of Cash Flows, page F-6

16.	Please revise your statement of cash flows to report the loans due from related party as an investing activity pursuant to ASC 230-10-45-13a.

RESPONSE:	The Company has revised its statement of cash flows and its statements of changes in equity to show loans due from related party as an investing activity, to the extent applicable.

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Revenue Recognition, page F-10

17.	You indicated that your customer base has shifted to real estate developers in 2014 and we noted on page 34 you stated that several of engineering projects were still under construction….and sales cannot be recognized in the period. With a view toward expanded policy disclosure, please clarify for us your revenue recognition policy for these construction projects.

RESPONSE:	In the Amendment, the Company has clarified its revenue recognition policy relating to engineering projects as requested by the Commission.

Note 5 – Due From Related Parties, page F-13

18.	Please provide a roll-forward schedule of the due from related parties receivable balance. Separately quantify within this schedule the total amounts collected by Mr. Ji and Ms. Li on behalf of Anhui Solar and the total amounts paid by Mr. Ji and Ms. Li on behalf of Anhui Solar in each of the periods covered by your financial statements.

RESPONSE:	The Company has provided the requested information in a new repayment schedule dated December 31, 2014 that is filed with the Amendment as Exhibit 10.14A.

19.	Please fully disclose the nature and details of all related party transactions and amounts pursuant to ASC 850-10-50-1. In this regard we note Anhui Solar rents manufacturing space from BBC Ltd and there is an outstanding loan with Anhui Haishuai of RMB 2,160,000. In addition, please disclose where this loan is reported in your balance sheet and advise us.

RESPONSE:

The Company has revised its disclosure by adding a new Note 6 and revising Note 7 (formerly Note 6) to respond to this comment. Note that the Company has confirmed that Anhui Haishuai is not owned by Ms. Li and that there is no ownership relationship between Anhui Haishuai and the Company or its principal shareholders. For this reason, the Company has moved the Anhui Haishuai disclosure out of the Certain Relationships section of the Amendment to the MD&A Liquidity – Financing Activities section.

Note 12-Income Taxes, page F-15

20.	Please disclose how “credited for subsidy income” gives rise to deferred tax liabilities and advise us.

RESPONSE:	The Company has revised Note 12 to the financial statements to include a paragraph that responds to this comment.

Interim Financial Statements as of September 30, 2014 Note 4- Accounts Receivable, page F-26

21.	We note that your gross account receivables were approximately 87% of sales generated for the year. In this regard, please tell us your payment terms and collectability during the year and whether there were any changes from prior years. Please also discuss your consideration of the ending balance in determining the allowance for doubtful accounts.

RESPONSE:	As requested by the Commission, the Company has amended Note 4 to include information regarding its payment terms and allowance for doubtful accounts calculations.

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Unaudited Pro Forma Financial Statements, page F-31

22.	Please present pro forma adjustments in a separate column following the historical financial information to give effect to the reverse acquisition.

RESPONSE:	The Company has revised the Amendment to add a separate column for adjustments to the pro forma financial statements.

23.	Please tell us the reason that your pro forma assumptions and adjustments on page F-34 did not include the split-off transactions disclosed on page 6.

RESPONSE:	The Company has revised the Amendment to include the split-off in the pro forma adjustments.

24.	Please provide earnings per share data on the face of your pro forma income statements.

RESPONSE:	The Company has revised the Amendment to include the earnings per share data in the pro forma financial statements

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:	We have provided the required written statement in a separate letter filed herewith.

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If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites, Esq.

cc:	Emily Drazan, Staff Attorney

Celeste M. Murphy, Legal Branch Chief

Securities and Exchange Commission

Quan Ji, Chief Executive Officer

China Energy Technology Corp., Ltd.

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